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   FORM 3
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

   New Mountain GP, LLC
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   (Last)                            (First)              (Middle)

     712 Fifth Avenue, 23rd Floor
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                                    (Street)

    New York                           NY                  10019
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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     March 16, 2001
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an entity (voluntary)

     13-4099827
________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     Strayer Education, Inc. (NASDAQ: STRA)
________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check Applicable Line)

     [X]  Form filed by One Reporting Person

     [_]  Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
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

No securities owned (1)

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


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one Reporting Person, SEE
  Instruction 5(b)(v).


                                                                          (Over)
                                                                 SEC 1473 (3-99)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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


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
Explanation of Responses:
(1) The Reporting Person is the General Partner of New Mountain Investments, L.P. ("NMI"), which is the General Partner of New Mountain Partners, L.P. ("New Mountain Partners"). New Mountain Partners pursuant to an irrevocable proxy granted to it on March 16, 2001, was granted the right, along with DB Capital Investors, L.P., to vote the 8,175,000 shares of common stock, par value $.01 per share, of the Issuer covered by the proxy, subject to certain limitations set forth in the proxy. As a result, the Reporting Person may be deemed for purposes of Section 16 of the Securities and Exchange Act of 1934, as amended, to be a "10 percent holder" hereunder.


                                   NEW MOUNTAIN GP, LLC

                                   By:  /s/ Steven B. Klinsky
                                       ----------------------------------------
                                          Steven B. Klinsky
                                          Member
                                          **Signature of Reporting Person


                                                     3/26/01
                                            -------------------------
                                                       Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).




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